As filed with the Securities and Exchange Commission on April 10, 2023

Registration No. ____________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERIGUARD SECURITY SERVICES, INC.

(Exact name of registrant as specified in its charter)

Nevada	7200	99-0363866
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5470 W. Spruce Avenue, Suite 102

Fresno, CA

(559) 271-5984

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

NEVADA AGENCY AND TRANSFER COMPANY

Registered Agent

50 West Liberty Street Suite 880, Reno, NV, 8950

(775) 322-0626

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Matthew McMurdo

McMurdo Law Group, LLC

 1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

(917) 318-2865

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large, accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large, accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the Company is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Selling Shareholder Preliminary Prospectus

Subject to completion April 10, 2023

AMERIGUARD SECURITY SERVICES, INC.

3,585,946 Shares of Common Stock

This prospectus relates to the resale of up to 3,585,946 shares of common stock, $.001 par value, of Ameriguard Security Services, Inc., a Nevada corporation (the “Company” or “AGSS”), by certain shareholders, as described herein (the “Selling Shareholders”), originally issued when Ameriguard Security Services, Inc. (“we”, “AGSS” or the “Company”), entered into a Definitive Share Exchange Agreement (the “Merger Agreement”) with Ameriguard Security Services, Inc., a California corporation, (“Ameriguard”) and Lawrence Garcia (“Garcia”) the majority shareholder of Ameriguard (the “Majority Shareholder”) and the minority shareholders of Ameriguard (“Minority Shareholders”). Under the Merger Agreement, One Hundred Percent (100%) of the ownership interest of Ameriguard was exchanged for an aggregate of 90,000,000 shares of common stock of AGSS issued to the Majority Shareholders and the Minority Shareholders, in accordance with the Merger Agreement (the “Merger”). The former stockholders of Ameriguard acquired a majority of the issued and outstanding common stock as a result of the share exchange transaction.

The total amount of shares of common stock, which may be sold pursuant to this prospectus, would constitute approximately 6.22% of our issued and outstanding common stock as of March 27, 2023.

The Selling Shareholders are selling all the shares of common stock offered by this prospectus. It is anticipated that the Selling Shareholders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sale of shares by the Selling Shareholders.

Our common stock is quoted on the OTC Markets Pink under the symbol “AGSS.” On March 27, 2023, the closing price of our common stock was $2.00 per share on the OTC Pink. These prices will fluctuate based on the demand for our common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision. The Company is not a blank check company because it has a specific business purpose and has no plans or intention to merge with an operating company. To our knowledge, none of the Company’s shareholders have plans to enter a change of control or change of management. None of our current management has previously been involved with a development stage company that did not implement its business plan, that generated no or minimal revenues or was engaged in a change of control.

The shares being offered. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is subject to completion April 10, 2023.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that you should consider before investing in the common stock of Ameriguard Security Services, Inc. (referred to herein as “we,” “our,” “us,” “AGSS” or the “Company”). You should carefully read the entire Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying financial statements and the related notes to the Financial Statements before making an investment decision.

The information presented is a brief overview of the key aspects of the offering. The prospectus summary contains a summary of information contained elsewhere in this prospectus. You should carefully read all information in the prospectus, including the financial statements and the notes to the financial statements under the Financial Statements section beginning on page F-1 prior to making an investment decision.

Corporate History

The Company was incorporated in Nevada on December 13, 2010.

The Company intended to become a provider of revenue cycle services to a broad range of healthcare providers. We offer our customers integrated solutions designed around their specific business needs, including revenue cycle data analysis, contract and outsourced coding, billing, coding and compliance audits, coding education, coding consulting, physician coding services and ICD-10 education and transition services.

On February 10, 2012, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Health Revenue Assurance Holdings, Inc. (formerly known as Anvex International, Inc., “HRAH”), a Nevada company, and its wholly-owned subsidiary Health Revenue Acquisition Corporation (“Acquisition Sub”), which was treated for accounting purposes as a reverse recapitalization with HRAA, considered the accounting acquirer. Each share of HRAA’s common stock was exchanged for the right to receive approximately 1,271 shares of HRAH’s common stock. Before their entry into the Merger Agreement, no material relationship existed between HRAH and Acquisition Sub or HRAA. On April 27, 2012, the Company completed a 12.98 to 1 forward stock split. On May 2, 2012, the Company changed its ticker symbol from ANVX to HRAA.

The Company then went dormant in August 2014.

On July 14, 2020, as a result of a custodianship in Clark County, Nevada, Case Number: A816259, Custodian Ventures LLC (“Custodian”) was appointed Custodian of the Company.

On July 15, 2020 Custodian appointed David Lazar as the Company’s Chief Executive Officer, President, Secretary, Chief Financial Officer, Chief Executive Officer and Chairman of the Board of Directors.

On September 8, 2021, under the terms of a private stock purchase agreement, 10,000,000 shares of Series A-1 Preferred Stock, $0.001 par value per share (the “Shares”) of the Company, were transferred from Custodian Ventures, LLC to Ameriguard Security Services, Inc. California corporation (Ameriguard). As a result, Ameriguard became holder of approximately 91% of the voting rights of the issued and outstanding share capital of the Company on a fully-diluted basis of the Company, and became the controlling shareholder. The consideration paid for the Shares was $450,000. In connection with the transaction, David Lazar forgave the Company from all debts owed to him and/or Custodian Ventures, LLC.

On September 8, 2021, the Company accepted the resignations from David Lazar as the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and as a Member of the Board of Directors. Effective on the same date to fill the vacancies created by Mr. Lazar’s resignations, the Company appointed Lawrence Garcia as the Company’s President, CEO, CFO, Treasurer, Secretary, and Chairman of the Board of Directors. These resignations are in connection with the consummation of the private stock purchase agreement and was not the result of any disagreement with Company on any matter relating to Company’s operations, policies or practices.

On March 11, 2022, the Company, amended its articles of incorporation to change its name to Ameriguard Security Services, Inc. from Health Revenue Assurance Holdings, Inc. The name was deemed effective by FINRA on March 17, 2022.

Pursuant to the Merger Agreement, we acquired the business of Ameriguard and will continue the existing business of Ameriguard as our wholly owned subsidiary.

Ameriguard was formed on November 14, 2002. The corporation was incorporated with the issuance of 1,000 common shares formerly held by Lawrence Garcia, President and CEO with 550 shares and Lillian Flores, former VP of Operations with 450 shares. On July 12, 2022 under the terms of a Settlement Agreement, Flores exchanged her 450 shares for consideration of $3,384,950 and a promissory note in that amount secured by a stock pledge. Ameriguard provides armed guard services as a federal contractor with licenses in 7 states and provides commercial guard services in California.

Ameriguard principally provides guard services to governmental, quasi-governmental and commercial property management. Guard services generated $22 million in revenues for the fiscal year ended December 31, 2021. Guard services include, providing armed and unarmed uniformed security personnel for access control, mobile patrols, traffic control, security console/system operators, fire safety directors, communication, reception, concierge and front desk/doorman operations.

Corporation Information

Our principal executive offices are currently located at 5470 W Spruce Ave Suite 102 Fresno CA 93722.

Our website; www.ameriguardsecurity.com.

Employees

As of December 31, 2022, we had 313 full-time employees, 237 of these employees are represented by collective bargaining agreements and the Company considers it relations with its employees to be very good.

Our Industry

Security guard and related services in the US is a $43 billion industry comprising over 11,000 companies and 900,000 officers. Over 55%, ($24 billion) of this market is serviced by 40 companies, with the top 4 firms, with Allied Universal, Securitas, G4S and Prosegur Security controlling 74% ($31.8 billion), an average revenue of $7.9 billion; the next 21 firms control 8.4% ($3.6billion), an average of 172 million and the next 10 firms control 1% ($550 million) with a range of $20 to $100 million with average of $50 million. Ameriguard’s approximately $22 million in annual revenue places is within the top 25 firms in the country. The rest of the market comprises over 7,900 firms with $19 billion or an average of $2.5 million in revenue. This consolidation of market share has not been gradual but rather a rapid shift over the last five years in an industry which once was highly fragmented and widely dispersed, from smaller regional and local companies to the largest companies.

We believe that the top 40 companies have the resources to harness technology, to expand their business into related services other than guard services. Companies with over $50 million in revenue have, over the last 10 years, experienced steady growth while those guard companies under $20 million, the remaining 9,900 firms, have experienced declining revenues. We believe that the principal reason for this is the steady diversification of security services away from the traditional guard services to areas of utilization of technology requiring capital. Along with this, we believe that the profitability challenges below $20 million annual sales are much more difficult that above $50 million is sales, largely due to the significant economies of scale achieve at the higher revenue levels.

The proliferation of technology while increasing efficacy in performance and inevitably lower costs in the future, the impact on the contract security industry will likely have mixed results – positive for companies who harness technology into their service delivery strategies – and negative for those companies who fail to invest in or adopt these service-enhancing capabilities. Despite the advances in the U.S. contract guarding business over recent years, there remains a question as to the industry’s viability in view of the increasing trend for integrating manned services with security systems (i.e. security video, access control and monitoring) along with the emergence of other new smart technology options and solutions (i.e. robotics, drones, cybersecurity and crowd sharing alert notification).

The recent merger and acquisition trend, primarily by the major national and international security organizations and fueled by investment and funding from private equity firms, is continuing. The underlying reason for this shift is less obvious and suggests an increasing number of sellers who concluded that their better option was to exit and sell rather than remain in the marketplace and try to compete and organically grow their market share.

Despite its low barriers of entry and nominal capital requirements, the security guard business has become more challenging for the smaller owner/operator. The traditionally historic advantage of the smaller operator’s ability to offer relationship-driven customized services is no longer totally sufficient for sustainable growth – especially with the increasing regulatory challenges of the Affordable Care Act, federal and state minimum wage laws, Family Medical Leave Act and state laws (i.e. meal and rest break reporting and now, predictive scheduling).

Even stronger local and smaller regional companies are finding it more difficult to protect their client base and grow revenues under increasing regulatory as well as competitive pressures. Larger regional and national organizations are dealing with the regulatory climate while growing market share by leveraging infrastructure, technology, economies of scale with more aggressive pricing and better service reliability. This approach appears to offer a more compelling value proposition from the client’s perspective, which seems evident by the higher client retention rates reported by the major security companies.

However, this consolidating trend may not be inevitable for the future as newer, more tech-savvy owner/operators enter the business and recognize how to adopt best practices with a variety of sophisticated third-party software platforms and applications to help level the playing field. These include talent management and on-boarding applications to attract, hire and maintain a more skilled and reliable workforce; integrated labor management platforms to control scheduling, compliance, operations, payroll, billing and financial reporting; and state-of-the-art social media marketing applications.

The contract security industry should now be able to more effectively capitalize on and penetrate opportunities in a $20 billion in-house market – especially for those companies who have invested and integrated technology into a more highly reliable ecosystem of protective services.

For the foreseeable future, the U.S. manned guarding business seems likely for continued sustainable growth. While the technology/manpower ratio may shift the revenue mix going forward, based on today’s currently expanding U.S. economy, the prospects for an aggregate growth rate of four percent or more seem realistic and perhaps even conservative, especially for ownership who have prudently invested in technology enhancements to their core guarding operations.

Providing these strategies can yield an attractive ROI, increase operating profits (EBITDA ranges of four to six percent and higher) and enterprise valuations, this industry seems not only viable but also opportune for further investment consideration.

(The above industry data taken from https://www.nasco.org/wp-content/uploads/2021/08/2021-Bob-Perry-Contract-Security-Industry-White-Paper-1.pdf)

Regulatory Matters/Compliance

Each State has specific licensing requirements companies must meet to perform guard services, especially armed guard services. To date, the Company holds firearm licenses in over twelve States and does not foresee any license or governmental requirements preventing us from continuing to operate in any State a contract is awarded to us. As a company with over 300 employees, we are subject to all of the standard federal and state labor laws and have consistently met those requirements to date, including ERISA.

Contracting officers have indicated that they believe the government has no concern relating to the merger as long as the responsible person(s) remains.

Properties

The Company’s corporate headquarters is located at 5470 W. Spruce Avenue, Suite 102, Fresno CA. The lease is currently month to month. Landlord has not indicated a desire for a new lease. Our lease payments are a total of $55,767 for the entire term (or, $4,230 per month).

Legal Proceedings

While we have not been involved in any litigation related to the performance of our guard services, armed or otherwise, to date, as an armed guard Company with contracts with Governmental entities is a possibility of legal proceedings that could be more serious than the average business. From time to time, the Company is involved in matters relating to claims arising from the ordinary course of business, but those claims have been labor and union related and have been settled on an administrative level not in court.

While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition or cash flows.

The Terms of the Offering

Securities Being Offered:	3,585,946 shares of common stock being registered on behalf of the Selling Shareholders.

Offering Period:	Until all shares are sold by the Shareholders or until 12 months from the date that the registration statement becomes effective, whichever comes first.

Risk of Factors:	The Securities offered hereby involve a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors.”

Common Stock Issued and Outstanding Before Offering:	93,418,291 shares of our common stock are issued and outstanding as of the date of this Prospectus.

Common Stock Issued and Outstanding After Offering:	93,418,291 shares of common stock.

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the Selling Shareholders. See “Use of Proceeds.”

RISK FACTORS

An investment in our securities is highly speculative and subject to numerous and substantial risks. These risks are set forth below. You should not invest in the Company unless you can afford to lose your entire investment. Readers are encouraged to review these risks carefully before making any investment decision.

Risks Related to Our Corporate Business:

Concentration of Revenue

The company receives over 90% of its total revenue from four Federal contracts. These contracts have specific terms, typically five years with the opportunity for extension, but there are no assurances they will be extended. Although we have had several extended in the past, there is no guarantee this will again happened in the future. However, there are significant direct expenses for each contract that also are removed from operations at the end of a contract. As a result, the revenue lost from a completed contract does not affect the bottom-line profits in an amount equal to the revenue lost. The actual net income impact depends on the contract. To mitigate this risk the company actively pursues additional contracts on an ongoing basis.

Long process in acquiring contracts

The process required to acquire a government contract takes several months to complete prior to delivery of the proposal to the contracting agency. Due to the time span required to prepare a proposal and wining the contract is not guaranteed, the company maintains a department of individuals who monitor and write proposals for all government contracts that fit our operating criteria that become open for bid on a continuing basis. It is important to the company that new contracts are acquired consistently to maintain and grow annual revenue

Transitioning from carve out contracts to open market contracts

Currently the company benefits from several ownership criteria and business size that increases the probability of contract awards. The company meets the contracting qualifications of disabled veteran and minority owned business. Another aspect of contract opportunities is set aside for small businesses. This as defined as those who have operating revenue on average over the past five (5) years under $25.5 million. Currently the company is below this threshold, yet our strategic plan is to move past the average revenue limits within the next 24 months. This should not be seen as a negative in that we will only exceed this limit once we reach annual revenue of $40 million or more during the next 24 months, putting us in an excellent financial position to compete with the much larger companies who operate in the $50-$100 million revenue level. Another aspect of our strategy is to acquire similar guard companies who already have small business contracts with the government which add significantly to our bottom line putting us in even a better position to win additional large government contracts.

Staffing Shortages

Like all industries today, the guard industry is not exempt from staffing shortages. This is an ongoing challenge and in its worst case can impact our ability to meet the requirements of the contracts awarded. The company nor our competitors have discovered a silver bullet to address this challenge. However, we have developed a strategy that we anticipate will help meet the challenge. This strategy does need to remain confidential so as to not tip our hand to our competitors. We will indicate that we have successfully implemented this strategy in the past and it was very successful.

Impact of COVID

Initially the impact of the COVID pandemic was positive for the guard industry. Our industry is considered essential and with less activity at the sites we protect, we were able to meet and exceed the contract requirements with fewer staff and little to no overtime. As a result, each contract became more profitable than normal full operations. The challenges have actually come after the critical year of 2020. As the government began to require vaccinations for all employees and contractors, along with quarantine requirements, staffing became a big problem. Starting in 2021 and continuing to today, these policies implemented by the federal government has made it very difficult for us to meet the staffing needs and thus as increased overtime expenses to levels never before seen. As we discussed regarding staffing shortages this is where COVID has had the greatest impact on us, and it continues. However, during August the CDC released new guideline relating to vaccines, transmission, and quarantines that if implemented by the federal government will help us recover from the staffing shortages. If the federal government adjusts to the new guidelines, we will see individuals returning to their guard positions.

Accelerating Inflation

All industries struggle when operating in times of inflation like we are experiencing in 2022. The results are increased pressure on salaries, operational costs increase due to higher fuel prices and the increased cost of all supplies. The one silver lining for the company is that federal contacts require that the salary increases that we negotiate with the labor union must be covered by increasing the monthly contracted rate. This of course is stipulated by contract that we do not exceed what is customary in the area with related contracts. This is significant in that guard salaries account for over 90% of operational costs, reducing the impact of inflation.

Key employees are essential to expanding our business.

Lawrence Garcia and other key employees are essential to our ability to continue to grow and expand our business. Mr. Garcia, as owner, allows the company to bid on the restricted contracts that we discussed earlier regarding transitioning out of the special carveout contracts. Other long-term employees have significant impact on the success of operations and understanding of the industry. They have established relationships within the industry in which we operate. If Mr. Garcia or any of the long-term employees were to leave the company, our growth strategy might be hindered, which could materially affect our business and limit our ability to increase revenue. However, we are taking steps to implement process and procedure to insure no single person lost would be detrimental to our long- term success.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company, we have significant requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

Although our management team, CEO and CFO, have not specifically managed a publicly traded company, we do have experience with the issues and requirements of Sarbanes-Oxley Act. The company CFO is a California CPA with over 30 years of experience in business operations and has been through multiple financial statement audits that required compliance with the Sarbanes-Oxley Act. Management has already identified individuals and consultants who can support management’s efforts to comply with all internal controls and reporting requirements. The company is confident we will be able to meet all requirements.

Technology innovations in the markets that we serve may create alternatives to our products and result in reduced sales~~.~~

Technology innovations to which our current and potential customers might have access to, could reduce or eliminate their need for our services. Like all industries as new or other disruptive technology that reduces or eliminates the use of one or more of our services could negatively impact the need for our services. However, our management team and board of directors are aware of this challenge and are very innovative and forward thinking. Yet, our failure to develop, introduce or enhance our services able to compete with new technologies in a timely manner could have an adverse effect on our business, results of operation and financial condition. The management team is continually focused on improvements and new technology to insure we are not left behind.

We may engage in a business combination that causes tax consequences to us and our shareholders.

Federal and state tax consequences can be a significant factor in considering any business combination that we may undertake. As a result, such transactions may be subject to significant taxation to the buyer and its shareholders under applicable federal and state tax laws. While we intend to structure any business combination so as to minimize the federal and state tax consequences to the extent practicable in accordance with our business objectives, there can be no assurance that any business combination we undertake will meet the statutory or regulatory requirements of a tax-free reorganization or similar favorable treatment or that the parties to such a transaction will obtain the tax treatment intended or expected upon a transfer of equity interests or assets. A non-qualifying reorganization, combination or similar transaction could result in the imposition of significant taxation, both at the federal and state levels, which may have an adverse effect on both parties to the transaction, including our shareholders.

It is unlikely that our shareholders will have any opportunity to evaluate or approve a business combination.

Our shareholders will not have the opportunity to evaluate and approve the business combination. In most cases, business combinations do not require shareholder approval under applicable law, and our Articles of Incorporation and Bylaws do not afford our shareholders with the right to approve such a transaction. Further, Mr. Garcia, our Chief Executive Officer and sole director, is the holder of over 86% of the voting rights of the Company on a fully diluted basis. Accordingly, our shareholders will be relying almost exclusively on the judgement of our board of directors (“Board”) and Chief Executive Officer and any persons on whom they may rely with respect to a potential business combination. To develop and implement our business plan, may in the future hire lawyers, accountants, technical experts, appraisers, or other consultants to assist with determining the Company’s direction’ and consummating any transactions contemplated thereby. We may rely on such persons in making difficult decisions in connection with the Company’s future business and prospects. The selection of any such persons will be made by our Board, and any expenses incurred, or decisions made based on any of the foregoing could prove to be averse to the Company in hindsight, the result of which could be diminished value to our shareholders.

Risks Related to Our Stockholders and Purchasing Shares of Common Stock

We have not voluntarily implemented various corporate governance measures.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors’ independence, audit committee oversight and the adoption of a Code of Ethics. Our Board of Directors expects to adopt a Code of Ethics at its next Board meeting. The Company has not adopted exchange-mandated corporate governance measures and, since our securities are not listed on a national securities exchange, we are not required to do so. It is possible that if we were to adopt some or all these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least most independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by most directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

We may be exposed to potential risks relating to our internal control over financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”), the SEC has adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in its annual reports. While we expect to expend significant resources in developing the necessary documentation and testing procedures required by SOX 404, there is a risk that we will not comply with all the requirements imposed thereby. At present, there is no precedent available with which to measure compliance adequately. In the event we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could suffer.

We have many authorized but unissued shares of our common stock.

We have many authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions and other transactions, without obtaining stockholder approval, unless stockholder approval is required. If our management determines to issue shares of our common stock from the large pool of authorized but unissued shares for any purpose in the future, your ownership position would be diluted without your further ability to vote on that transaction.

Shares of our common stock may become illiquidity because our shares may begin to be thinly traded and may never become eligible for trading on a national securities exchange.

While we may at some point be able to meet the requirements necessary for our common stock to be listed on a national securities exchange, we cannot assure you that we will ever achieve a listing of our common stock on a national securities exchange. Our shares are currently only eligible for quotation on the OTC Pink, which is not an exchange. Initial listing on a national securities exchange is subject to a variety of requirements, including minimum trading price and minimum public “float” requirements, and could also be affected by the general skepticism of such markets concerning companies that are the result of mergers with inactive publicly-held companies. There are also continuing eligibility requirements for companies listed on public trading markets. If we are unable to satisfy the initial or continuing eligibility requirements of any such market, then our stock may not be listed or could be delisted. This could result in a lower trading price for our common stock and may limit your ability to sell your shares, any of which could result in you losing some or all your investments.

The market valuation of our business may fluctuate due to factors beyond our control and the value of your investment may fluctuate correspondingly.

The market valuation of emerging growth companies, such as us, frequently fluctuate due to factors unrelated to the past or present operating performance of such companies. Our market valuation may fluctuate significantly in response to several factors, many of which are beyond our control, including:

i.	changes in securities analysts’ estimates of our financial performance, although there are currently no analysts covering our stock;

ii.	fluctuations in stock market prices and volumes, particularly among securities of emerging growth companies;

iii.	changes in market valuations of similar companies;

iv.	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

v.	variations in our quarterly operating results;

vi.	fluctuations in related commodities prices; and

vii.	additions or departures of key personnel.

As a result, the value of your investment in us may fluctuate.

We have never paid dividends on our common stock.

We have never paid cash dividends on our common stock and do not presently intend to pay any dividends in the foreseeable future. Investors should not look to dividends as a source of income.

In the interest of reinvesting initial profits back into our business, we do not intend to pay cash dividends in the foreseeable future. Consequently, any economic return will initially be derived, if at all, from appreciation in the fair market value of our stock, and not because of dividend payments.

Future sales or perceived sales of our common stock could depress our stock price.

This resale prospectus covers 3,585,946 shares of common stock underlying the Warrants. If the holders of these shares were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short the common stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, our common stock market price would likely further decline. All these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Due to factors beyond our control, our stock price may be volatile.

Any of the following factors could affect the market price of our common stock:

●	The continued COVID-19 pandemic and its adverse impact upon the capital markets;

●	The loss of one or more members of our management team;

●	Our failure to generate material revenues;

●	Regulatory changes including new laws and rules which adversely affect companies in our line of business;

●	Our public disclosure of the terms of any financing which we consummate in the future;

●	An announcement that we have effected a reverse split of our common stock;

●	Our failure to become profitable;

●	Our failure to raise working capital;

●	Any acquisitions we may consummate;

●	Announcements by us or our competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments;

●	Cancellation of key contracts;

●	Our failure to meet financial forecasts we publicly disclose;

●	Short selling activities; or

●	Changes in market valuations of similar companies.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

The existence of shares of common stock issuable upon conversion of outstanding shares of Preferred Stock, creates a circumstance commonly referred to as an “overhang” which can act as a depressant to our common stock price. The existence of an overhang, whether sales have occurred or are occurring, also could make our ability to raise additional financing through the sale of equity or equity-linked securities more difficult in the future at a time and price that we deem reasonable or appropriate. If our existing shareholders and investors seek to sell a substantial number of shares of our common stock, such selling efforts may cause significant declines in the market price of our common stock.

Because we may issue preferred stock without the approval of our shareholders and have other anti-takeover defenses, it may be more difficult for a third party to acquire us and could depress our stock price.

In general, our Board may issue, without a vote of our shareholders, one or more additional series of preferred stock that have more than one vote per share. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for shareholders to sell their common stock. This could also cause the market price of our common stock shares to drop significantly, even if our business is performing well.

Because certain of our stockholders control a significant number of shares of our voting capital stock, they have effective control over actions requiring stockholder approval.

As of March 27, 2023, Lawrence Garcia, our Chief Executive Officer, effectively held 86.26% of the Company’s issued and outstanding common stock. As a result, Mr. Garcia can control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all our assets. In addition, Mr. Garcia can control the management and affairs of our company. Accordingly, any investors who purchase shares will be minority shareholders and as such will have little to no say in the direction of us and the election of directors. Additionally, this concentration of ownership might harm the market price of our common stock by:

●	delaying, deferring or preventing a change in corporate control;

●	impeding a merger, consolidation, takeover or other business combination involving us; or

●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us

Our common stock is considered a “penny stock.”

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share and therefore may be a “penny stock.” Brokers and dealers effecting transactions in “penny stock” must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect your ability to sell shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to several risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus.

Other sections of this prospectus may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a highly regulated, very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or will occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We have an ongoing obligation to continually disclose material future changes in the Company and its operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the Selling Shareholders.

DETERMINATION OF OFFERING PRICE

The Selling Shareholders may sell their shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market price, or at negotiated prices. We will not receive any proceeds from the sale of shares by the Selling Shareholders.

THE SELLING SHAREHOLDERS

A portion of the Selling Shareholders for approximately ten (10) years, with them currently restricted under the Securities Act of 1933, as amended. A certain Selling Shareholder was issued his shares in 2014 with a Rule 144 legend on it. Certain shareholders were issued an aggregate of 675,000 shares upon the conversion of preferred shares. The remaining Selling Shareholders were issued their shares of common stock on or about December 9, 2022, pursuant to the Merger Agreement, whereby Ameriguard became a wholly owned subsidiary of AGSS, and AGSS its only shareholder. The Selling Shareholders relinquished all of their Ameriguard common shares, in exchange for the shares of common stock being registered in this registration statement on Form S-1.

All expenses incurred with respect to the registration of the common stock will be borne by the Company, but we will not be obligated to pay any underwriting fees, discounts, commission or other expenses incurred by Selling Shareholders in connection with the sale of such shares.

None of the Selling Shareholders nor any of their associates or affiliates has held any position, office, or other material relationship with us in the past three years.

The following table sets forth the name of the Selling Shareholders, the number of shares of common stock beneficially owned by the Selling Shareholders as of the date hereof and the number of shares of common stock being offered by the Selling Shareholders. The offer and sale of the shares are being registered herein. The Selling Shareholders are under no obligation to sell all or any portion of such shares. All information with respect to share ownership has been furnished by the Selling Shareholders, respectively. The “Amount Beneficially Owned After the Offering” column assumes the sale of all shares offered herein.

Name	Shares of Common Stock Beneficially Owned prior to Offering	Maximum Number of Shares of Common Stock to be Offered	Number of Shares of Common Stock Beneficially Owned after Offering	Percent Ownership after Offering
STEPHANIE POPE(1)	140,625	140,625	0	0%
STACEY VARGAS(1)	140,625	140,625	0	0%
MICHAEL ROMERO(1)	140,625	140,625	0	0%
MARTHA GARCIA(1)	140,625	140,625	0	0%
LEO REIJNDERS(1)	140,625	140,625	0	0%
LAWRENCE GARCIA JR.(1)	140,625	140,625	0	0%
LAURA GARCIA(1)	140,625	140,625	0	0%
HARLAN HARTMAN(1)	140,625	140,625	0	0%
GCT EQUITY HOLDINGS, LLC(1)	1,125,000	1,125,000	0	0%
ALI MUSLEH(1)	140,625	140,625	0	0%

ALMORLI ADVISORS, INC.(2)	5,000	5,000	0	0%
WALD BLOISE(2)	2,500	2,500	0	0%
INTERED, INC(2)	2,500	2,500	0	0%
JOSEPH BROPHY(2)	16,983	16,983	0	0%
CARL ABBONIZIO(2)	2,500	2,500	0	0%
DANNY FEDER(2)	6,250	6,250	0	0%
ROBERT FREEDMAN(2)	7,500	7,500	0	0%
SERGE MILMAN(2)	1,250	1,250	0	0%
ROY LANTZ(2)	517	517	0	0%
ALAN DRUCKER(2)	1,429	1,429	0	0%
JIA LI(2)	179	179	0	0%
SUSAN HUDDLESTON(2)	715	715	0	0%
RONNIE EBANKS(2)	1,250	1,250	0	0%
VALERIE A. RINKLE(2)	1,000	1,000	0	0%
GREGORY S. DAHL(2)	90	90	0	0%

JAMES MCCORMACK(2)	36,667	36,667	0	0%
JOSEPH E. TOENISKOETER(2)	100	100	0	0%
KEITH LUNEBURG(2)	36,667	36,667	0	0%
ROBERTA A. ANDERSON(2)	1,000	1,000	0	0%
DEAN BOYER(2)	32,250	32,250	0	0%
BRUCE A OSBORN(2)	554	554	0	0%
DANIEL J HAPNER(2)	893	893	0	0%
DENISE WILLIAMS(2)	1,647	1,647	0	0%
GARRY BACHER(2)	200	200	0	0%
MARILYN HAPNER(2)	179	179	0	0%
PEGGY M HAPNER(2)	358	358	0	0%
SECURE INVESTIGATION CONSULTING(2)	900	900	0	0%
MARIO SCINICARIELLO(2)	10,078	10,078	0	0%
FINEST MANAGEMENT LLC(2)	2,500	2,500	0	0%
LOUIS J. ALIMENA(2)	5,000	5,000	0	0%
ANTHONY MANGANARO(2)	2,692	2,692	0	0%
DONNA RUDOLPH(2)	274	274	0	0%
ELEANOR EDELSTEIN(2)	138	138	0	0%
EMILY EDELSTEIN(2)	410	410	0	0%
GARRY CONNELL(2)	2,692	2,692	0	0%
JUGNA SHAH(2)	4,543	4,543	0	0%
KAREL GINSBERG(2)	1,363	1,363	0	0%
LINDA PRESTO(2)	410	410	0	0%
LINDA RUBINOWITZ(2)	1,363	1,363	0	0%
PEGGY HAPNER(2)	1,363	1,363	0	0%
S&S FISCHER HOLDINGS, LP(2)	6,814	6,814	0	0%
SAM CZYSZ(2)	274	274	0	0%
SAM WAKSMAN(2)	2,726	2,726	0	0%
CHRISTIE RAMPONE(2)	1,250	1,250	0	0%
FIDELIS HOLDINGS LLC(2)	4,499	4,499	0	0%
BRADLEY JAMES COHEN(2)	10,384	10,384	0	0%
EDWARD ROSENTHAL(2)	3,750	3,750	0	0%
MARTIN J. HASEY(2)	15,117	15,117	0	0%
RICHARD COHEN & WILLA COHEN TEN ENT(2)	10,385	10,385	0	0%
VINCENT BURKE AND TONI BURKE TEN ENT(2)	2,017	2,017	0	0%
DIRING HOLDING LLC(2)	341	341	0	0%
DON LUNEBURG(2)	70,697	70,697	0	0%
GLENN COTTON(2)	101,639	101,639	0	0%
WILLIAM E. SCHIFFER(2)	59,024	59,024	0	0%

HERBERT C POHLMANN, JR. TR(3)	37,500	37,500	0	0%

BIOMEDICAL INSTITUTIONAL VALUE FUND, L.P.(4)	75,262	75,262	0	0%
BIOMEDICAL OFFSHORE VALUE FUND, LTS.(4)	166,137	166,137	0	0%
BIOMEDICAL VALUE FUND, L.P.(4)	293,132	293,132	0	0%
CLASS D SERIES GEF-PS, L.P.(4)	122,788	122,788	0	0%
WS INVESTMENTS II, LLC(4)	17,682	17,682	0	0%

(1)	These Selling Shareholders were issued their 2,390,625 shares of common stock on or about December 9, 2022, pursuant to the Merger Agreement, whereby Ameriguard became a wholly owned subsidiary of AGSS, and AGSS its only shareholder.
(2)	These Selling Shareholders were issued an aggregate of 482,821 restricted shares between February 15, 2012 and October 9, 2013, by the prior management of the Company.
(3)	This Selling Shareholder was issued the 37,500 shares on April 23, 2014 by the prior management of the Company.
(4)	These Selling Shareholders were issued the aggregate of 675,000 shares in March of 2023, upon the conversion of their preferred stock.

PLAN OF DISTRIBUTION

This prospectus relates to the resale of up to 3,585,946 shares of our common stock by the Selling Shareholders, issued pursuant to the Merger Agreement.

The Selling Shareholders, and any of their pledgees, donees, assignees and other successors-in-interest may, from time to time sell any or all their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal;

●	facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

●	through the writing of options on the shares

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Shareholders, as applicable, shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any time.

The Selling Shareholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be more than customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the Selling Shareholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be sold by the Selling Shareholders. The Selling Shareholders, and any broker-dealers or agents, upon completing the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Selling Shareholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The Selling Shareholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered.

The Selling Shareholders may pledge its shares to its brokers under the margin provisions of customer agreements. If any of the Selling Shareholders default on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The Selling Shareholders, and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of and limit the timing of purchases and sales of any of the shares by any of the Selling Shareholders, or any other such person. Under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period prior to the commencement of such distributions, subject to specified exceptions or exemptions. All these limitations may affect the marketability of the shares.

The Selling Shareholders will be offering such shares for its own account. We do not know for certain how or when the Selling Shareholders will choose to sell its shares of common stock. However, it can sell such shares at any time or through any manner set forth in this plan of distribution.

To permit the Selling Shareholders to resell the shares of common stock issued to it, we agreed to file a registration statement, of which this prospectus is a part, and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered by this prospectus, other than the costs of our independent legal review. We will keep the registration statement effective until the earlier of (i) the date after which all of the shares of common stock held by the Selling Shareholders that are covered by the registration statement have been sold by the Selling Shareholders pursuant to such registration statement and (ii) the first day of the month next following the 36-month anniversary of the date the registration statement, to which this prospectus is made a part, is declared effective by the SEC.

BUSINESS

Changes to the Business.

We intend to continue Ameriguard’s line of business. Ameriguard principally provides guard services to governmental, quasi-governmental and commercial property management. Guard services generated $22 million in revenues for the fiscal year ended December 31, 2021. Guard services include, providing armed and unarmed uniformed security personnel for access control, mobile patrols, traffic control, security console/system operators, fire safety directors, communication, reception, concierge and front desk/doorman operations.

Corporation Information

Our principal executive offices are currently located at 5470 W Spruce Ave Suite 102 Fresno CA 93722.

Our website; www.ameriguardsecurity.com.

Employees

As of December 31, 2022, we had 313 full-time employees, 237 of these employees are represented by collective bargaining agreements and the Company considers it relations with its employees to be very good.

Corporate History

The Company was incorporated in Nevada on December 13, 2010.

The Company intended to become a provider of revenue cycle services to a broad range of healthcare providers. We offer our customers integrated solutions designed around their specific business needs, including revenue cycle data analysis, contract and outsourced coding, billing, coding and compliance audits, coding education, coding consulting, physician coding services and ICD-10 education and transition services.

On February 10, 2012, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Health Revenue Assurance Holdings, Inc. (formerly known as Anvex International, Inc., “HRAH”), a Nevada company, and its wholly-owned subsidiary Health Revenue Acquisition Corporation (“Acquisition Sub”), which was treated for accounting purposes as a reverse recapitalization with HRAA, considered the accounting acquirer. Each share of HRAA’s common stock was exchanged for the right to receive approximately 1,271 shares of HRAH’s common stock. Before their entry into the Merger Agreement, no material relationship existed between HRAH and Acquisition Sub or HRAA. On April 27, 2012, the Company completed a 12.98 to 1 forward stock split. On May 2, 2012, the Company changed its ticker symbol from ANVX to HRAA.

The Company then went dormant in August 2014.

On July 14, 2020, as a result of a custodianship in Clark County, Nevada, Case Number: A816259, Custodian Ventures LLC (“Custodian”) was appointed Custodian of the Company.

On July 15, 2020 Custodian appointed David Lazar as the Company’s Chief Executive Officer, President, Secretary, Chief Financial Officer, Chief Executive Officer and Chairman of the Board of Directors.

On September 8, 2021, under the terms of a private stock purchase agreement, 10,000,000 shares of Series A-1 Preferred Stock, $0.001 par value per share (the “Shares”) of the Company, were transferred from Custodian Ventures, LLC to Ameriguard Security Services, Inc. California corporation (Ameriguard). As a result, Ameriguard became holder of approximately 91% of the voting rights of the issued and outstanding share capital of the Company on a fully-diluted basis of the Company, and became the controlling shareholder. The consideration paid for the Shares was $450,000. In connection with the transaction, David Lazar forgave the Company from all debts owed to him and/or Custodian Ventures, LLC.

On September 8, 2021, the Company accepted the resignations from David Lazar as the Company’s Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and as a Member of the Board of Directors. Effective on the same date to fill the vacancies created by Mr. Lazar’s resignations, the Company appointed Lawrence Garcia as the Company’s President, CEO, CFO, Treasurer, Secretary, and Chairman of the Board of Directors. These resignations are in connection with the consummation of the private stock purchase agreement and was not the result of any disagreement with Company on any matter relating to Company’s operations, policies or practices.

On March 11, 2022, the Company, amended its articles of incorporation to change its name to Ameriguard Security Services, Inc. from Health Revenue Assurance Holdings, Inc. The name was deemed effective by FINRA on March 17, 2022.

Pursuant to the Merger Agreement, we acquired the business of Ameriguard and will continue the existing business of Ameriguard as our wholly owned subsidiary.

Ameriguard was formed on November 14, 2002. The corporation was incorporated with the issuance of 1,000 common shares formerly held by Lawrence Garcia, President and CEO with 550 shares and Lillian Flores, former VP of Operations with 450 shares. On July 12, 2022 under the terms of a Settlement Agreement, Flores exchanged her 450 shares for consideration of $3,384,950 and a promissory note in that amount secured by a stock pledge. Ameriguard provides armed guard services as a federal contractor with licenses in 7 states and provides commercial guard services in California.

Our Industry

Security guard and related services in the US is a $43 billion industry comprising over 11,000 companies and 900,000 officers. Over 55%, ($24 billion) of this market is serviced by 40 companies, with the top 4 firms, with Allied Universal, Securitas, G4S and Prosegur Security controlling 74% ($31.8 billion), an average revenue of $7.9 billion; the next 21 firms control 8.4% ($3.6billion), an average of 172 million and the next 10 firms control 1% ($550 million) with a range of $20 to $100 million with average of $50 million. Ameriguard’s approximately $22 million in annual revenue places is within the top 25 firms in the country. The rest of the market comprises over 7,900 firms with $19 billion or an average of $2.5 million in revenue. This consolidation of market share has not been gradual but rather a rapid shift over the last five years in an industry which once was highly fragmented and widely dispersed, from smaller regional and local companies to the largest companies.

We believe that the top 40 companies have the resources to harness technology, to expand their business into related services other than guard services. Companies with over $50 million in revenue have, over the last 10 years, experienced steady growth while those guard companies under $20 million, the remaining 9,900 firms, have experienced declining revenues. We believe that the principal reason for this is the steady diversification of security services away from the traditional guard services to areas of utilization of technology requiring capital. Along with this, we believe that the profitability challenges below $20 million annual sales are much more difficult that above $50 million is sales, largely due to the significant economies of scale achieve at the higher revenue levels.

The proliferation of technology while increasing efficacy in performance and inevitably lower costs in the future, the impact on the contract security industry will likely have mixed results – positive for companies who harness technology into their service delivery strategies – and negative for those companies who fail to invest in or adopt these service-enhancing capabilities. Despite the advances in the U.S. contract guarding business over recent years, there remains a question as to the industry’s viability in view of the increasing trend for integrating manned services with security systems (i.e. security video, access control and monitoring) along with the emergence of other new smart technology options and solutions (i.e. robotics, drones, cybersecurity and crowd sharing alert notification).

The recent merger and acquisition trend, primarily by the major national and international security organizations and fueled by investment and funding from private equity firms, is continuing. The underlying reason for this shift is less obvious and suggests an increasing number of sellers who concluded that their better option was to exit and sell rather than remain in the marketplace and try to compete and organically grow their market share.

Despite its low barriers of entry and nominal capital requirements, the security guard business has become more challenging for the smaller owner/operator. The traditionally historic advantage of the smaller operator’s ability to offer relationship-driven customized services is no longer totally sufficient for sustainable growth – especially with the increasing regulatory challenges of the Affordable Care Act, federal and state minimum wage laws, Family Medical Leave Act and state laws (i.e. meal and rest break reporting and now, predictive scheduling).

Even stronger local and smaller regional companies are finding it more difficult to protect their client base and grow revenues under increasing regulatory as well as competitive pressures. Larger regional and national organizations are dealing with the regulatory climate while growing market share by leveraging infrastructure, technology, economies of scale with more aggressive pricing and better service reliability. This approach appears to offer a more compelling value proposition from the client’s perspective, which seems evident by the higher client retention rates reported by the major security companies.

However, this consolidating trend may not be inevitable for the future as newer, more tech-savvy owner/operators enter the business and recognize how to adopt best practices with a variety of sophisticated third-party software platforms and applications to help level the playing field. These include talent management and on-boarding applications to attract, hire and maintain a more skilled and reliable workforce; integrated labor management platforms to control scheduling, compliance, operations, payroll, billing and financial reporting; and state-of-the-art social media marketing applications.

The contract security industry should now be able to more effectively capitalize on and penetrate opportunities in a $20 billion in-house market – especially for those companies who have invested and integrated technology into a more highly reliable ecosystem of protective services.

For the foreseeable future, the U.S. manned guarding business seems likely for continued sustainable growth. While the technology/manpower ratio may shift the revenue mix going forward, based on today’s currently expanding U.S. economy, the prospects for an aggregate growth rate of four percent or more seem realistic and perhaps even conservative, especially for ownership who have prudently invested in technology enhancements to their core guarding operations.

Providing these strategies can yield an attractive ROI, increase operating profits (EBITDA ranges of four to six percent and higher) and enterprise valuations, this industry seems not only viable but also opportune for further investment consideration

(The above industry data taken from https://www.nasco.org/wp-content/uploads/2021/08/2021-Bob-Perry-Contract-Security-Industry-White-Paper-1.pdf)

Regulatory Matters/Compliance

Each State has specific licensing requirements companies must meet to perform guard services, especially armed guard services. To date, the Company holds firearm licenses in over twelve States and does not foresee any license or governmental requirements preventing us from continuing to operate in any State a contract is awarded to us. As a company with over 300 employees, we are subject to all of the standard federal and state labor laws and have consistently met those requirements to date, including ERISA.

Contracting officers have indicated that they believe the government has no concern relating to the merger as long as the responsible person(s) remains.

Properties

The Company’s corporate headquarters is located at 5470 W. Spruce Avenue, Suite 102, Fresno CA. The lease is currently month to month. Landlord has not indicated a desire for a new lease. Our lease payments are a total of $55,767 for the entire term (or, $4,230 per month).

Legal Proceedings

While we have not been involved in any litigation related to the performance of our guard services, armed or otherwise, to date, as an armed guard Company with contracts with Governmental entities is a possibility of legal proceedings that could be more serious than the average business. From time to time, the Company is involved in matters relating to claims arising from the ordinary course of business, but those claims have been labor and union related and have been settled on an administrative level not in court.

While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis and Results of Operations

This Item 7 contains forward-looking statements. Forward-looking statements in this Registration Statement on Form S-1 are subject to a number of risks and uncertainties, some of which are beyond our control. Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware or which we currently deem immaterial could also cause our actual results to differ, including those discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” included elsewhere in this Annual Report.

Management’s Discussion and Analysis should be read in conjunction with the financial statements included in this Registration Statement on Form S-1 (the “Financial Statements”). The financial statements have been prepared in accordance with generally accepted accounting policies in the United States (“GAAP”). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis are quoted in United States dollars.

The following discussion of the Company’s financial condition and the results of operations should be read in conjunction with the Financial Statements and footnotes thereto appearing elsewhere in this Report.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that in addition to the description of historical facts contained herein, this report contains certain forward-looking statements that involve risks and uncertainties as detailed herein and from time to time in the Company’s other filings with the Securities and Exchange Commission and elsewhere. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those, described in the forward-looking statements. These factors include, among others: (a) the Company’s fluctuations in sales and operating results; (b) regulatory, competitive and contractual risks; (c) development risks; (d) the ability to achieve strategic initiatives, including but not limited to the ability to achieve sales growth, and (e) unknown litigation.

Corporate Structure

As previously mentioned, on December 9, 2022, AGSS executed a reverse merger with AmeriGuard resulting in AGSS becoming the sole owner of AmeriGuard. This merger establishes AGSS as a company operating a viable guard company with annual sales of approximately $24,000,000. It also is in the position to access the capital market to generate the capital needed to begin its growth strategy of mergers and acquisitions within the security industry.

Prior to and after the merger AGSS has been working on developing the leadership team needed. We have in place a CEO with 20 years of experience in our industry and has been very successful in the government contracting market. Our CFO has over 35 years of business finance experience, the last 15 of which he has been focusing on organizational development consulting across multiple industries, and an Operations team on the east coast managing IT and our federal contracts. We have an exclusive contract with Think Equity a New York Investment Banking Firm, and we have engaged legal and SEC compliance professionals. We have a Board Directors with Wall Street and government security experience making us well positioned to aggressively grow the business.

Results of Operations for the fiscal year ending December 31, 2022

Revenues and Cost of Goods Sold

2022 experienced a 10% increase of $2.2 million in security services revenue. The majority of which was from federal contracts in the amount of approximately $1.5 million and the remaining $700,000 from commercial guard services. The contract services revenue increase was the result of monthly fee increases within the four existing contract operated for during 2022 and 2021. As the costs of labor increases within the unionized contract so does the revenue. For the Commercial operations we saw a significant increase in demand for services, specifically our patrol services. Patrol services solve the problem of delayed police response. Our patrol officers respond to all alarms regardless of cause within 15 minutes of activation. This is a cost effect way for businesses to have protection without the high expense of a posted guard. This is an area of service we are continuing to expand.

We also had a significant increase of over $280,000 in other related income. This increase was due to a change in accounting practices. Prior to 2022, overhead expenses included management salaries were allocated to between AmeriGuard and three other related companies. Has part of our transition to prepare for the reverse merger we shifted to management agreements between AmeriGuard and the other related entities. As a result, we saw both an increase in other revenues along with an increase in administrative expenses.

As with all professional service industries the vast majority of expense in with direct labor and expenses associated with that labor. We are not an exception. Our direct expenses average around 89% of revenues. Total cost of services increased approximately $1.3 million in 2022, and that increase is expected in relation to the revenue increase in 2022 as previously discussed.

Operating Expenses and Other Expense

Operation expenses, overhead expenses, increased in 2022 over 2021 by approximately $1.3 million. Slightly more than half of that increase was in administrative salaries and related payroll expenses, of approximately $796,000. As mentioned earlier in 2021 overhead expenses included administrative salaries were allocated between related companies. In 2022, all the salaries were expensed to AmeriGuard. Also, during 2022 as part of the reverse merger preparations, we added to our administrative team a full-time CFO, an HR Manager and an Operations Management team along with the necessary support positions in payroll and accounting. This was done in the preparations for the merger and the following expansion.

Other areas of expense increase were in the cost of vehicle operations of approximately $138,000 due to the leasing of four additional vehicles for patrols along with an increase in fuel costs. The category of General administrative expenses increased approximately $350,000. Approximately $100,000 of the increase related to expenses no longer allocated to the related companies as we did in 2021. Then the merger related expenses new to 2022 such as office rent in New York, marketing expenses, travel, shareholder buyout loan expense and Board of Director expenses totalling approximately $200,000. The remainder of the increase were minor changes in other operational expenses.

Other expenses in the amount of $344,105 that occurred in 2022, but not in 2021 are non-operational expenses related specifically to the preparations for and after the reverse merger. These expenses are legal, compliance, accounting and merger related expenses that are treated as non-operational expense to prevent distortions of operational net income or loss. It is anticipated that there will be continued non-operational expenses from ongoing capital raise activities moving forward.

At this time, our operating structure and current level of expense can handle twice the revenue stream with minor increases to our operating overhead expenses. This allows the entire gross profit of any new contract or company acquisition to go straight to the bottom line, providing a consistent return on investment.

Net Income/(Loss) from Operations

Combining 2022 net loss of $74,003, with 2021 net income of $128,038 we have a total operational income of $54,035. Our operational structure that drives theses costs has excess capacity in anticipation of significant growth via new contracts or more specifically, company acquisitions. This allows additional revenue to go directly to our bottom line (see moving forward comments).

Liquidity and Capital Resources

The Company’s principal sources of liquidity include cash from operations and proceeds from long term debt financing. During the year ended December 31, 2022, operations generated net cash increase of approximately $258,000 while cash used from financing activities during the same period was approximately $1,160,000, the Company did not receive and proceeds from long term debt. The net decrease in cash for 2022 was approximately $902,000.

The main use of cash was the first payment to shareholder from the shareholder buyout agreement signed in July 2022 in the amount of $686,990, as previously discussed. Other finance activities usage was building improvements of approximately $224,000, loan payments $180,000 and owner distributions before merger in the amount of $63,000.

On December 31, 2022, the Company had cash on hand of $1,226,600, with total current assets of $3,207,750.

Moving Forward

During the past eighteen months we have been working to get to where we are today. It has been difficult and expensive, to get to this point of being a public company with the corporate structure, systems and team that can expand our business with increasing profitability. Our current overhead expense structure has the capacity to manage two to three times the revenues from one of two strategic sources.

Our first source is to continue down our historical path of seeking out contracts that meet our sweet spot and bidding with hope of successful award. However, this path is time consuming and isn’t a guarantee of the growth we desire and is outside of our control.

Our second source of growth is merger and acquisition. Now that we have the capital market available to us and our industry is positioned for long term growth, now is the time. The security industry continues to grow in opportunity, and at the same there’s a lot of consolidation occurring. As a top 25 company in the industry, we can be the company acquiring others and quickly doubling our revenues with one or two key acquisitions. After which we could see all the gross profit from those companies going directly to our bottom line. The returns would be quick and significant.

There are also acquisition opportunities in several other industries that fits our business model. Those include transportation, cyber security, private security, ammunition manufacturing, and surveillance to mention a few. The Company has already begun the process of our first equity raise with Think Equity to recover our expended working capital and position the Company for its first acquisition. We anticipate the equity raise to be completed in the second quarter along with our first acquisition.

Management is very positive regarding profitable operations for the next twelve months based on the following:

●	AGSS operates in a growing industry.

●	The security industry is recession proof.

●	There are over 10,000 security companies operating in our market, with 50% available for acquisition.

●	Our management team, Board of Directors and supporting equity professionals can get the job done.

●	We have been and will continue to be a company that is very conservative with our resources and will use every possible dollar provide strength and good return to our investors.

●	We are in it for the long haul.

●	We make profits the old fashion way, hard work.

Management Discussion of Strategic Plans

On December 9, 2022, AGSS acquired AmeriGuard via a stock exchange. After which, AmeriGuard became the 100% subsidiary of AGSS resulting in ~~t~~he consolidated annual revenue of AGSS to exceed $22 million. We hope to achieve material growth following a very simple menu:

●	Aggressive bidding on new and current Federal Guard Contracts.

●	Meet the growing needs in the Commercial Guard services.

●	Acquisitions of Federal Contracting competitors, specifically those with high level secret security clearance.

●	Acquisition of businesses operating in the governmental contracting market achieving greater margins such as the Transportation industry and technology, specifically cyber-security and related IT services.

Government Contracts

We intend to continue to take advantage of our federal contracting bidding category of a veteran owned, minority owned, small business (initially) narrowing the field of competition for each contract. The small business category is defined as average sales over 5 years at or below $25.5 million. We project that we will remain below that level for the next two calendar years. Another category that increases contracting opportunities is the much-coveted position of having high level secret clearance. We have held this clearance in the past and are actively seeking to gain such clearance again.

With over 20 years of experience with government contracts providing significant understanding of the bidding process along with a team of 5 individuals processing contract bids, we are confident of being awarded two or three new contracts in the next eighteen months.

As previously mentioned in the industry discussion, the industry is going through a merger and acquisition phase driven by the need to consolidate overhead and a significant percentage of owner retirements. One key reason for the creation of this public company is to gain the significant capital necessary to acquire two or three companies already in the governmental contract market.

Commercial Guard Services

With the increasing crime rates in most major cities across the country the gap between what the business owners expect from law enforcement and what law enforcement can deliver is widening. A specific concern is the amount of time it takes from the moment an alarm is triggered and the arrival of an officer. This can be multiple hours and sometimes not at all for local police departments. The time gap as described could mean the difference between a broken window to a multi thousand-dollar loss.

It is a part of our regular service to dispatch an armed officer to respond quickly to the alarm, secure the scene and await law enforcement or the business owner. We believe that this quick response ensures a higher level of security for our customers. We provide the complete package of alarms, video cameras to armed response. This complete vertical can be duplicated in any town USA. It is true that other guard companies do provide armed response, yet not many also have surveillance systems under their operational control and monitored with local dispatch as we do.

Our strategy is to acquire commercial guard companies in the states where we have federal contracts allowing us to establish a kind of farm system for guards who can start at a no experience entry position, receive experience and training to ultimately be employed at the high value level of unionized federal guard. Like many industries, it is extremely difficult to find and keep the employees needed for our federal contracts. This negatively impacts the bottom-line success of a contract due to extra overtime not anticipated. A program like this will allow individuals to start and build a career, not just a job.

Other Business Acquisitions

The last item on our menu is the acquisition of a related governmental contractor in the Transportation and/or Cyber Security business. These lines of business achieve high margins and play in the same contract market as our guard services. We can become successful players in this market very quickly.

AGSS will look to identify a few potential Cyber Security/IT companies that could be acquired. We see the acquisition of a quality Cyber Security company and an important aspect of our strategic plan. The Executive Team will identify potential acquisitions with great urgency.

Implementation and Timeline

For the acquisitions we will identify target companies that meets the specific strategic and financial criteria established by the board, and then seek the necessary capital. The acquisition offer will include both cash and AGSS stock.

The criteria that management is currently using to identify acquisition target are:

1.	Currently holding governmental contracts in good standing and/or with solid commercial operations.

2.	Companies in related industries provide significant value to our company’s bottom line.

3.	A minimum of a 10% EBTIDA (non-guard companies), and guard companies with the majority of revenues from government contracts with an EBTIDA of 2.5+%.

4.	Consolidation savings will bring EBTIDA to 15% (non-guard companies), and 8-10% for guard companies.

5.	Monthly revenues exceeding $500,000.

6.	Has a clear path for revenue growth.

7.	If the company does not meet the criteria in 1-6. It needs to demonstrate an ability to grow 10% per year or more and bring positive cash flow to the company.

For new government contracts, this approach is a bit more time-consuming and competitive. Preparing proposals for the contracts that become available is not the problem, the time aspect is the dates the contracts are awarded.

The capital required component of these contracts is twofold. First, the contract often requires new equipment and vehicles. Second, the bidding company must have enough working capital to cover the first three months of payroll. With payroll cost being 80% of the contract and various equipment requirements, the required capital on hand can be significant. For a contract that has $15 million per year in revenue the capital on hand requirement would exceed $3,000,000.

The following is a description of the assumptions made for each quarter of operation.

Second quarter of operation, April – June 30, 2023

During this quarter our focus will be acquiring a guard company of a large enough size to have annual sales over $10 million, with the hopes of providing additional cash from operations at 6% of annual sales.

During this quarter we also look to acquire a transportation company, hopefully with federal contract(s). The capital required for this industry is heavy on the asset side in that vehicles need to be ready to go at the time of contract award. However, bottom line earnings can exceed 12%. Like the guard industry, this industry is going through mergers and acquisitions. Management is confident they will be able to find a few companies that meet our acquisition requirements.

Third quarter of operation, July – September 30, 2023

The third quarter of operation anticipates the operations of an acquired transportation company with a net cash percentage of 12% or more. This quarter could see the blending in of the transportation company and the consolidation of overheads.

At this point AGSS should have a complete Executive Team, full Board of Directors, processes and procedures in place and will be aggressively working to achieve our goal of $100 million in annual sales.

As previously indicated it is anticipated that AGSS will acquire additional Security Companies competing with AGSS in the government contracting market, along with companies that meet the acquisition criteria previously mentioned, from June 2023 through the end of the year. The previous comments and timeline reflect management’s expectations that are achievable and are at the minimum of management’s intentions. Based on market activities and investor readiness, the pace of acquisitions and contract awards could accelerate.

Potential Impact of COVID-19

The Company is concerned that the COVID-19 virus may impact the Company’s ability to raise additional equity capital due to the uncertainty of the virus’ effects on the economy and capital markets, which may make potential investors less likely to invest during the pandemic. This may affect the Company’s ability to raise equity capital to meet its financial obligations, implement its business plan and continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, cash flow and related disclosure of contingent assets and liabilities. Our estimates include those related to revenue recognition, accounts receivable reserves, income and other taxes, stock-based compensation and equipment and contingent obligations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

We define our “critical accounting policies” as those U.S. generally accepted accounting principles that require us to make subjective estimates about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific way we apply those principles. Our estimates are based upon assumptions and judgments about matters that are highly uncertain at the time the accounting estimate is made and applied and require us to continually assess a range of potential outcomes. A detailed discussion of the critical accounting policies that most affect our company is in Footnote 2 of the notes to our financial statements.

DESCRIPTION OF PROPERTY

The Company’s corporate headquarters is located at 5470 W. Spruce Avenue, Suite 102, Fresno CA. The lease is currently month to month. Landlord has not indicated a desire for a new lease. Our lease payments are a total of $55,767 for the entire term (or, $4,230 per month).

LEGAL PROCEEDINGS

While we have not been involved in any litigation related to the performance of our guard services, armed or otherwise, to date, as an armed guard Company with contracts with Governmental entities is a possibility of legal proceedings that could be more serious than the average business. From time to time, the Company is involved in matters relating to claims arising from the ordinary course of business, but those claims have been labor and union related and have been settled on an administrative level not in court.

While the results of such claims and legal actions cannot be predicted with certainty, the Company’s management does not believe that there are claims or actions, pending or threatened against the Company, the ultimate disposition of which would have a material adverse effect on our business, results of operations, financial condition or cash flows.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors, Executive Officers and Corporate Governance.

Set forth below is information regarding our directors and executive officers following the closing of the Merger. Pursuant to the terms of the Merger, our sole officer and director, Lawrence Garcia, was appointed as President and Chief Executive Officer, was appointed as our Chief Operating Officer, Secretary and Treasurer, Michael Goossen as our Chief Financial Officer. In addition, in connection with the Merger, Douglas Anderson was appointed to serve as a director on December 9, 2022

The following persons became our executive officers and directors upon effectiveness of the Merger, and hold the positions set forth opposite their respective names.

Name	Age	Position
Lawrence Garcia	50	Chairman of the Board, President and Chief Executive Officer
		Chief Operating Officer, Secretary, Treasurer and Director

Michael Goossen, CPA	61	Chief Marketing Officer and Director Chief Financial Officer

Douglas Anderson*	60	Director

*	Appointed December 9, 2022.

Directors serve until the next annual meeting and until their successors are elected and qualified. The directors of our company are elected by the vote of a majority in interest of the holders of the voting stock of our company and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

Most of the authorized number of directors constitutes a quorum of the Board for the transaction of business. The directors must be present in person or telephonically at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board individually or collectively consent in writing to the action.

Directors may receive compensation for their services and reimbursement for their expenses as shall be determined from time to time by resolution of the Board. Our directors currently do not receive monetary compensation for their service on the Board of Directors.

Officers are appointed to serve until such time as their successors have been duly appointed by the Board of Directors.

The principal occupations for the past five years (and, in some instances, for prior years) of each of our executive officers and directors, followed by our key employees, are as follows:

Officers

Lawrence Garcia is the CEO and President of Ameriguard Security Service, Inc incorporated in state of California in 2002. Lawrence is a disabled veteran of the United States Navy and of Hispanic dissent. He has led the company from a small local guard company to a national company currently managing five Federal Government armed guard contracts with annual revenue of over $22 million. Mr. Garcia has twice been named, “Businessman of the Year” in the State of California.

Michael Goossen, CPA is the Chief Financial Officer of Ameriguard Security Services, Inc., a California Corporation. Michael has been a CPA since 1986, has worked in multiple industries as a CFO and CEO. During the past 20 years he has been providing small business consulting, offering CFO services and executive leadership development. Michael began working with Ameriguard as a CFO consultant and business strategic services 3 years ago and became the full time CFO for Ameriguard in August 2022.

Board of Directors

Douglas Anderson, Board Director. Mr. Anderson is the CEO of Wall Street Capital Partners and has been involved in or exposed to most aspects of corporate finance with over 20 years on Wall Street. Prior to his work in corporate finance, he served in the U.S. Marine Corps, including the elite Marine Reconnaissance Battalion. He held a Top-Secret clearance while serving operationally in the U.S. State Department at American Embassies overseas, as well as at the U.N. in New York, where he participated in Security Enhancement programs. Mr. Anderson was formally trained on Wall Street as an Underwriter. He has been interviewed and broadcast nationally and internationally, many times as an expert both on NASDAQ and at the NYSE. Mr. Anderson earned his undergraduate degree from the University of Washington and postgraduate graduate education includes executive education from Harvard in Finance and Texas A&M in Agriculture Science. Mr. Anderson has served as an Advisor, Director, public company CEO and public company Board Director over his career.

Family Relationships

There are no family relationships among our executive officers and directors.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and ensure that risks undertaken by our Company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Limitation of Liability and Indemnification of Officers and Directors

Under Nevada General Corporation Law and our articles of incorporation, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his “duty of care.” This provision does not apply to the directors’ (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or our shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to the corporation or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or our shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or our shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

The effect of this provision in our articles of incorporation is to eliminate the rights of the Company and our stockholders (through stockholder’s derivative suits on behalf of the Company to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our Articles of Incorporation provide that if Nevada law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. Our bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

We intend to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person’s services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions

On July 7, 2022 the Ameriguard entered into a buyout agreement with its minority shareholder Lillian Flores. The value of Ameriguard to be used for the buyout agreement was calculated using an independent evaluation service which determined the December 31, 2020 value to be approximately $6,400,000. As a 45% owner, Mrs. Flores’ share was approximately $2,885,000. After negotiation of some additional funds due Mrs. Flores, the final buyout amount was approximately $3,385,000. A 5-year promissory note was executed and the note is secured by a stock pledge.

Director Independence

Lawrence Garcia, CEO and majority Shareholder is our only non-independent director.

Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the Company;

●	the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the Company;

●	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the company’s audit.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, none of our directors, executive officers, promoters, control persons, or nominees has:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses)

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

We have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, because of the small number of persons involved in the management of the Company.

Director and Executive Compensation

No compensation has been paid and no stock options granted to any of our officers or directors in the last three fiscal years.

Employment Agreements

Prior to merger date no employment agreements were in place. It is the intention of ownership to rely on the recommendation of the compensation committee to be appointed by the Board of Directors

2023 Equity Incentive Plan

Our Board of Directors and stockholders owning a majority of our outstanding shares plan to adopt an Equity Incentive Plan. Details of the plan will be developed with the input of the Board of Directors along with the then established compensation committee.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Accordingly, we concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Principal Accounting Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The framework our management uses to evaluate the effectiveness of our internal control over financial reporting is based on the guidance provided by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in its 1992 report: INTERNAL CONTROL - INTEGRATED FRAMEWORK. Based on our evaluation under the framework described above, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021 due to the same material weaknesses that rendered our disclosure controls and procedures ineffective. The Company’s internal control over financial reporting is not effective due to a lack of sufficient resources to hire a support staff in order to separate duties between different individuals. The Company lacks the appropriate personnel to handle all the varying recording and reporting tasks on a timely basis. The Company plans to address these material weaknesses as resources become available by hiring additional professional staff, such as a Chief Financial Officer, as funding becomes available, outsourcing certain aspects of the recording and reporting functions, and separating responsibilities. We have identified the following material weaknesses.

1.	As of December 31, 2021, we did not maintain effective controls over the control environment. Specifically, we have not developed and effectively communicated to our employees the accounting policies and procedures. This has resulted in inconsistent practices. Further, the Board of Directors does not currently have any independent members and no director qualifies as an audit committee financial expert as defined in Item 407(d)(5)(ii) of Regulation S-K. Since these entity level programs have a pervasive effect across the organization, management has determined that these circumstances constitute a material weakness.

2.	As of December 31, 2021, we did not maintain effective controls over financial statement disclosure. Specifically, controls were not designed and in place to ensure that all disclosures required were originally addressed in our financial statements. Accordingly, management has determined that this control deficiency constitutes a material weakness.

Because of these material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2021, based on the criteria established in “INTERNAL CONTROL-INTEGRATED FRAMEWORK” issued by the COSO.

Change In Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

EXECUTIVE COMPENSATION

During the years ended December 31, 2022, and December 31, 2021 no compensation was paid to Lawrence Garcia, our president, treasurer, secretary and director paid by AGSS.

Employment Agreements

Prior to merger date no employment agreements were in place. It is the intention of ownership to rely on the recommendation of the compensation committee appointed by the Board of Directors.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards held by our officers as of December 31, 2022.

Board of Directors

All directors hold office until the next annual meeting of shareholders and until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. Officers are elected by and serve at the discretion of the board.

Our directors are reimbursed for expenses incurred by them in connection with attending board meetings and receive a monthly honorarium for serving on the board.

Compensation committee

The board of directors plans to establish a compensation committee as required by Sarbanes-Oxley Act. The committee will make compensation recommendation to the board

2023 Equity Incentive Plan

Our Board of Directors and stockholders owning a majority of our outstanding shares plans to adopt an Equity Incentive Plan following the merger. Details of the plan will be developed with the input of the Board of Directors along with the then established compensation committee.

Executive Officer Compensation

The following table sets forth the annual compensation for years ended December 31, 2022, and 2021 to our Officers.

Executive positions and salaries:

Name and Position	Year	Salary ($)	Bonus ($)	Other Compensation ($)	Total ($)
Lawrence Garcia - CEO	2022	146,551	-	21,279	167,830
	2021	129,190	-	19,789	148,979

Michael Goossen, CPA - CFO(1)	2022	134,250	-	650	134,900
	2021	98,423	-	-	98,423

(1)	Mr. Goossen was an independent consultant until August 1, 2022.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending board meetings and receive a monthly honorarium for serving on the board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information regarding beneficial ownership of our common stock as of December 31, 2022 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group. Immediately following the Merger, we have 93,417,302 shares of common stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. All share ownership figures include shares of our Common Stock issuable upon securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of December 31, 2022 which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name and Address	Beneficial Ownership	Percentage of Class(1)
Lawrence Garcia	80,578,125	86,26%
Michael Goossen, CPA	2,671,875	2.86%
Douglas Anderson*	3,515,625	3.76%
All officers/directors as a group (3 people)	86,765,625	92.88%

(1)	Based on 93,418,291 shares of common stock outstanding as of March 27, 2023.
*	Appointed on December 9, 2022.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

Notes Payable – Related Party

On July 7, 2022, Ameriguard entered into a buyout agreement with its minority shareholder Lillian Flores. The value of Ameriguard to be used for the buyout agreement was calculated using an independent evaluation service which determined the December 31, 2020 value to be approximately $6,400,000. As a 45% owner, Mrs. Flores’ share was approximately $2,885,000. After negotiation of some additional funds due Mrs. Flores, the final buyout amount was approximately $3,385,000. A 5-year promissory note was executed.

Director Independence

We currently have two independent directors as that term is defined in Rule 4200 of Nasdaq’s listing standards.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our authorized capital stock consists of five hundred million (50~~0~~,000,000) shares of common stock, par value $0.001 per share. Immediately after giving effect to the Merger and related transactions, there were 93,417,302 shares of our common stock issued and outstanding.

Common Stock

The following is a summary of the material rights and restrictions associated with our common stock.

The holders of our common stock currently have (i) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stock holders may vote. Please refer to the Company’s Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Preferred Stock

The holders of our Series A-1 Preferred Stock currently (i) have preferred equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) hold distribution preferences upon liquidation, dissolution or winding up of the affairs of the Company (iii) convert into seventy-two (72) shares, for each share of Series A-1 Preferred Stock, at the discretion of the holder; and (iv) are entitled to seventy-two (72) votes per share of Series A-1 Preferred Stock on all matters on which stock holders may vote.

Following the merger there were and are no Preferred Stock outstanding. Any future issuance will be at the discretion of the Board of Directors.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Transfer Agent

The transfer agent for our common stock is VStock Transfer, and its telephone number is (727) 289-0010.

Trading Information

Our common stock is currently approved for quotation on OTC Markets (otcmarkets.com) under the symbol “AGSS”.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

AGSS’s common stock is quoted through the over-the-counter market on the OTC Market Pink under the symbol “AGSS.” There is a limited trading of AGSS’s common stock. The following table sets forth high and low sales prices of AGSS common stock for each fiscal quarter for the last two fiscal years as reported by the OTC Markets., based on closing prices. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

	High	Low
Third Quarter ended September 30, 2021	$4.39	$0.50
Fourth Quarter ended December 31, 2021	$4.39	$0.50

First Quarter ended March 31, 2022	$4.39	$0.50
Second Quarter ended June 30, 2022	$5.34	$1.70
Third Quarter ended September 30, 2022	$3.00	$1.25
Fourth Quarter ended December 31, 2022	$3.38	$1.00

First Quarter ended March 31, 2023	$3.35	$1.975

As of March 27, 2023, there were approximately 91 record holders of AGSS common stock, not including shares held in “street name” in brokerage accounts. As of March 27, 2023, there were approximately 93,418,291 shares of AGSS’s common stock issued and outstanding on record.

Dividends

AGSS has not declared or paid any cash dividends on its common stock.

Transfer Agent and Registrar

The transfer agent and registrar for AGSS’s common stock VStock Transfer LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone number 212-828-8436.

Repurchases of Our Securities

None of the shares of our common stock were repurchased by the Company during the fiscal year ended December 31, 2022.

Sales of Our Unregistered Securities during 2022 Not Previously Disclosed

None

Penny Stock Considerations

Our common stock will be deemed to be “penny stock” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth more than $1,000,000 or annual income exceeding $100,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.

Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities.

Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to buy or sell shares of our common stock, which may affect the ability of Belair or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our common stock even if our common stock becomes publicly traded. In addition, the liquidity for our common stock may be decreased, with a corresponding decrease in the price of our common stock. Our shares are likely to be subject to such penny stock rules for the foreseeable future.

Reports to Stockholders

We have filed all necessary periodic reports, and other information with the SEC. We have provided annual reports to our stockholders containing audited financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Bylaws, subject to the provisions of the Nevada Revised Statutes, contain provisions which allow the Company to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in or not opposed to the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

EXPERTS

Financial Auditors

Our most current audited consolidated financial statements for the years ending December 31, 2021 and December 31, 2020, are included in this prospectus have been so included in reliance on the reports of BF Borgers CPA PC), Lakewood, CO, independent public accountants, given on this firm’s authority as experts in auditing and accounting.

Legal Counsel Providing Legal Opinion

The validity of the issuance of the shares of common stock will be passed upon for the company by McMurdo Lawa Group, LLC. Counsel has additionally consented to his opinion being included as an exhibit to this filing. Additionally, counsel has consented to being named in the prospectus.

The legal counsel that passed their opinion on the legality of these securities is:

Matthew McMurdo, Esq.

McMurdo Law Group, LLC

1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number _________) under the Securities Act of 1933 regarding the shares of common stock offered hereby. This prospectus does not contain all the information found in the registration statement, portions of which are omitted as permitted under the rules and regulations of the SEC. For further information regarding us and the securities offered by this prospectus, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of those documents. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at www.sec.gov. Our registration statement and other information that we file with the SEC are available at the SEC’s website.

We make available to our stockholders annual reports (on Form 10-K) containing our audited consolidated financial statements and make available quarterly reports (on Form 10-Q) containing our unaudited interim consolidated financial information for the first three fiscal quarters of each of our fiscal years.

If you are a stockholder, you may request a copy of these filings at no cost by contacting us at:

Ameriguard Security Services, Inc.

5470 W. Spruce Avenue, Suite 102

Fresno, CA

Telephone number: (559) 271-5984

Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Ameriguard Security Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ameriguard Security Services, Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/S/ BF Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2021

Lakewood, CO

March 30, 2023

AmeriGuard Security Services, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
Assets
Current Assets
Cash	$1,227,654	$2,129,801
Accounts receivable, net (note 1)	1,869,268	2,215,197
Prepaid insurance	110,829	107,884
Related Party Receivable (note 3)	-	-
Total Current Assets	3,207,751	4,452,882

Other Non-Current Assets
Fixed assets, net depreciation (note 4)	298,806	132,802
Operating Lease	302,695	-
Total Non-Current Assets	601,501	132,802

Total Assets	$3,809,252	$4,585,684

Liabilities
Current Liabilities
Accounts payable	$761,516	$418,342
Accrued Interest Due (note 6)	49,035	-
Accrued Payroll	737,143	657,741
Payroll liability - Pension (note 5)	453,965	616,579
Current portion of notes payable (note 6)	719,563	127,615
Total Current Liabilities	2,721,222	1,820,277

Long Term Liabilities
Long term portion of notes payable (note 6)	2,782,784	780,845
Operating Lease	294,387	-
Total Liabilities	5,798,393	2,601,122

Stockholders’ equity
Common stock, $.001 par value, 94,471,302 shares issued and outstanding at December 31, 2022 and 2021 (Note 7)	158,346	158,346
Retained earnings/(defecit)	(2,147,486)	1,826,216
Total Stockholders’ Equity	(1,989,140)	1,984,562
Total Liabilities and Stockholders’ Equity	$3,809,253	$4,585,684

See accompanying notes to financial statements

AmeriGuard Security Services, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,	December 31,
	2022	2021
Revenue
Security Services	$24,643,096	$22,418,328
Other related income	304,305	24,185
Total Revenue	24,947,401	22,442,513

Cost of Services
Salaries and related taxes	15,030,738	13,873,241
Employee benefits	3,052,774	2,915,322
Sub-Contractor payments	3,467,391	3,433,959
Guard training	202,826	222,298
Vehicles and equipment expenses	194,889	184,176
Total Cost of Services	21,948,618	20,628,996
Gross Margin	2,998,783	1,813,517

Operating Expenses
Salaries, payroll taxes and benefits	1,161,982	365,433
Vehicle expense	433,424	295,054
Professional services	361,314	318,442
Cellular services	106,382	112,140
General liability insurance	87,119	111,287
Advertising and marketing	128,544	77,349
General and administrative expenses	645,268	294,062
Loan interest	105,826	59,439
Depreciation expense	42,927	52,273
Total Operating Expenses	3,072,786	1,685,479

Net Income/(Loss) from Operations	(74,003)	128,038

Other Income (Expenses)
Other Income	-	-
Other (Expense)	(344,105)	-
Total Other Income	(344,105)	-

Net Income/(loss) before Income Taxes	(418,108)	128,038

Income tax expense	10,350	33,923

Net Income/(loss)	$(428,458)	$94,115

Net Income/(loss) per Common Share - Basic and Diluted	$(0.0046)	$0.0010

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	93,417,302	93,417,302

See accompanying notes to financial statements

AmeriGuard Security Services, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED December 31, 2021 and 2022

	Common Stock		Preferred Stock		Additional Paid-In	Stockholders’	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Equity	Equity
Balance, December 31, 2020	2,743,302	$69,346	675,000	$10,000	$9,976,045	$(7,191,705)	$2,863,685
Owner draws (pre-merger)	-	-				(473,238)	$(473,238)
Equity Merger	89,999,000	89,000		(10,000)	(579,000)		$(500,000)
Cancelation and conversion of preferred stock	675,000		(675,000)
Net Income for year ended December 31, 2021						94,115	$94,115
Balance, December 31, 2021	93,417,302	158,346	-	-	$9,397,045	$(7,570,828)	$1,984,562
Owner draws (pre-merger)						$(62,824)	$(62,824)
Shareholder buyout					(3,384,950)		(3,384,950)
Retained Deficit of merger with related entity						(97,470)	$(97,470)
Net (Loss) for year ended December 31, 2022		-		-		(428,458)	(428,458)
Balance, December 31, 2022	93,417,302	$158,346	-	$-	$6,012,095	$(8,159,580)	$(1,989,140)

See accompanying notes to financial statements

AmeriGuard Security Services, Inc.

STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,
	2022	2021
Cash Flows from Operating Activities
Net Income/(Loss)	$(428,458)	$94,115
Adjustment to reconcile net loss from operations:
Changes in Operating Assets and Liabilities
Accounts receivable, net	345,929	(23,372)
Prepaid insurance	(2,945)	(32,949)
Depreciation	42,927	52,273
Accounts payable	343,173	33,742
Accrued Interest	49,035	-
Accrued Payroll	79,402	75,693
Payroll liability - Pension	(162,614)	77,237
Net Cash (Used)/provided in Operating Activities	266,449	276,739

Cash Flows Used from Investing Activities
Purchase of fixed assets	(6,043)	(24,552)
Building improvements	(224,132)	-
Operating lease liability	(79,358)	-
Purchase of Shell Corporations - AGSS	-	(500,000)
Payment for Shareholder buyout	(686,990.00)	-
Loan principle payments	(180,298)	(227,097)
Owner distributions	(62,824)	(473,238)
Net Cash Used by Investing Activities	(1,239,644)	(1,224,887)

Cash Provided from Financing Activities
Secure Transportation vehicle loan	-	21,500
Operating lease asset	71,049	-
Net Cash Provided by Financing Activities	71,049	21,500

Net Increase (Decrease) in Cash	(902,147)	(926,648)
Cash at Beginning of Period	2,129,801	3,056,449
Cash at End of Period	$1,227,654	$2,129,801

Supplemental Cash Flow Information:
Income Taxes Paid	$10,350	$33,923
Interest Paid	$105,826	$59,439
Supplemental disclosure of non-cash financing activities:
Operating leases - right of use asset	$302,695
Operating leases - lease liability	$294,387

See accompanying notes to financial statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

AmeriGuard Security Services, Inc. (the Company), was incorporated on November 14, 2002, with an S-Corp tax election. The corporation was incorporated with the issuance of 1,000 shares of no-par value stock held by Lawrence Garcia, President and CEO with 550 shares and Lillian Flores, VP of Operations with 450 shares. The Company provides armed guard services as a federal contractor with licenses in 5 states and provides commercial guard services in California.

On July 7, 2021, the Company, entered into an agreement to gain 100% control of Health Revenue Assurance Holdings, Inc (HRAA) a public corporation, incorporated in Nevada, by the purchase of 10,000,000 shares of Preferred A-1 Stock from the seller, Custodian Ventures LLC. The purchase of HRAA allowed the Company to begin plans to consummate a reverse merger with HRAA becoming a wholly owned subsidiary of a public company. In March of 2022, a Certificate of Amendment was filed with the Nevada Secretary of State, changing the name of HRAA, to Ameriguard Security Services, Inc. (AGSS). Shortly thereafter, a stock name and ticker change report was filed with the SEC and the stock ticker of HRAA was changed to AGSS.

On December 9, 2022, the Company executed the reverse merger agreement and became the subsidiary of AGSS. From that point forward, the financial statement filings will be the consolidation of Ameriguard Security Services, Inc, a Nevada company with Ameriguard Security Services, Inc. a California company.

The Company’s accounting year end is December 31.

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Risks and Uncertainties

The risks and uncertainties described below may not be the only ones we are or may face in the future. If any of the following do occur, our business, financial condition or results of operations could be materially adversely affected.

The company receives over 90% of its total revenue from four Federal contracts as described in Note 9 below. These contracts have specific terms, typically five years with the opportunity for extension, but there are no assurances they will be extended. Although we have had several extended in the past, there is no guarantee this will again happened in the future. However, there are significant direct expenses for each contract that also are removed from operations at the end of a contract. As a result, the revenue lost from a completed contract does not affect the bottom-line profits in an amount equal to the revenue lost. The actual net income impact depends on the contract.

The process required to acquire a government contract takes several months to complete prior to delivery of the proposal to the contracting agency. Due to the time span required to prepare a proposal and wining the contract is not guaranteed, the company maintains a department of individuals who monitor and write proposals for all government contracts that become open for bid on a continuing basis. It is important to the company that new contracts are acquired consistently to maintain and grow annual revenue.

Other risks to operations consist of State and Federal regulations, staffing shortages, the ongoing impact of COVID, accelerating inflation, and overall business environment issues we cannot foresee.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include estimated useful lives and potential impairment of property and equipment, along with the collectability of some receivables from customers.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2022, and December 31, 2021, the Company had cash and cash equivalents totaling $1,227,654 and $2,129,801 respectively.

Accounts Receivable

We record accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances and is charged to other bad debt expense. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with, and the economic status of, our customers. With over ninety percent of year end accounts receivable balance from Federal contracts that require payment, and the uncollectable amount historically has been less than 1%. As of December 31, 2022, and 2021, an allowance for estimated uncollectible accounts was determined to be unnecessary.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful life for Machinery and Equipment, and Vehicles is 5 years, with Leasehold improvements useful life is 10 Years.

Operating Leases

In February 2016, FASB ASU No. 2016-02 established ASC Topic 842, Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. Effective December 31, 2022, we have implemented ASU No. 2016-02 and booked the operating lease asset and the related liability.

Net Income/(Loss) per Share

Net income/(loss) per common share is computed by dividing net income or loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share”. Basic earnings/(loss) per common share (“EPS”) calculations are determined by dividing net income/(loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Revenue Recognition

We recognize revenue when the Invoice for contracted services is issued as stipulated by the contract. Other services provided are recognized at the time the service is provided. Ninety eight percent of revenues are billed monthly and recognized in the month the services were provided. Refunds and returns, which are minimal, are recorded as a reduction of revenue. The Company has not recorded a reserve for returns on December 31, 2022, or 2021 since it does not believe such returns will be material.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board (“FASB”) ASC 820-10, “Fair Value Measurements”, as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

●	Level 1 - quoted market prices in active markets for identical assets or liabilities.

●	Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company’s financial instruments approximates their fair value as of December 31, 2021 and December 31, 2022, due to the short-term nature of these instruments.

NOTE 3 – RELATED PARTY RECEIVABLE

On July 7, 2021, the company has entered into an agreement to purchase 100% of the Preferred A-1 Stock of Health Revenue Assurance Holdings, Inc. a SEC registered company for $450,000. In March 2022, Health Revenue Assurance Holdings, Inc. name was changed to Ameriguard Security Services Inc. (AGSS). On December 9, 2022, we signed the definitive merger agreement initiating a reverse merger with AGSS, resulting in the Company becoming a 100% owned subsidiary of AGSS. Prior to the merger, the Company funded the operational expenses of AGSS and treated these expenses as related party expenses. These expenses we eliminated when the two companies were consolidated for the financial statement presentation.

The receivable balances on December 31, 2022, and 2021 were $57,971 and $10,596 respectively.

NOTE 4 – FIXED ASSETS

Fixed assets consist of the following on December 31, 2022, and 2021:

	2021	2020
Leasehold Improvements	224,132	-
Machinery and Equipment	278,551	246,974
Vehicles	110,274	131,775
Total Fixed Assets	612,957	378,749
Accumulated Depreciation	(314,151)	(245,947)
Fixed Assets, Net	$298,806	$132,802

NOTE 5 – PAYROLL LIABILITY – PENSION

The company offers various pension plans to employee groups based on location of employment. Corporate office employees and guards have an option to participate in a 401K sponsored by the company with a matching program up to 5% of employee salary. Federal contracts have union agreements that define the pension calculation and due dates. It is the responsibility of the company to calculate the pension benefit amount each month and contribute the amount due to the plan designated. The pension balances due on December 31, 2022, and 2021 for all plans was $453,965 and $616,579 respectively.

NOTE 6 – NOTES PAYABLE

In June 2020, AmeriGuard Security Services, Inc. received an SBA Loan through Fresno First Bank in the amount of $1,080,000 that was used to close out the Citibank loan in the amount of $312,339 with the remaining balance after expenses held in reserve. The SBA loan is a 10-year loan with monthly principal and interest payments. Interest rate is variable at prime rate plus 2.75%, adjusted every calendar quarter. Interest rate on December 31, 2022, and 2021 was 9% and 4.01% respectively. Balance remaining on the SBA loan was $804,387 and $888,845 as of December 31, 2022, and 2021 respectively.

In January 2020, the Company entered into a financing agreement with Master Security Company for the purchase of vehicles, guns, and guard equipment for the National Institute of Health USEPA contract which began May 2020. The principal financed was $150,000, with interest of 4% for a term of 21 months. Resulting in a monthly principal and interest payment of $7,406. Balance remaining in the amount of $0 and $7,729 as of December 31, 2022, and 2021 respectively.

In December 2021, the Company entered into a financing agreement with Secure Transportation Inc. for the purchase of three used vehicles in the amount of $21,500. Note requires 12 equal payments of $1,900 with a calculated interest rates of 5% with the first payment December 15, 2021. Balance remaining in the amount of $0 and $19,615 as of December 31, 2022, and 2021 respectively.

On July 7, 2022, the Company entered into a buyout agreement with a shareholder Lillian Flores. The total buyout amount was $3,384,950 representing 45% of the calculated business value as of December 31, 2020. Following the initial payment of $686,990, the company agreed to make 4 equal installments of principal and interest of $739,508 each December 31, starting 2023. Interest is calculated at a fixed rate of 3.110% compounded semi-annually. The company has accrued interest on December 31, 2022, of $49,035. Balance remaining in the amount of $2,697.

The following schedule details the loans active as of December 31, 2022, and 2021:

	2022	2021
Current Portion:
Notes and loans payable	$719,563	$127,615
Total Current Portion	719,563	127,615
Long term Portion:
Notes and loans payable	2,782,784	780,845
Total Long-term Portion	2,782,784	780,845
	$3,502,347	$908,460

NOTE 7 – STOCKHOLDERS’ EQUITY

On December 9, 2022, the Company executed a reverse merger agreement with AGSS resulting in significant adjustments to the equity section of both companies. The result of the merger was AGSS became the sole owner of the Company. Although the merger is dated December 9, 2022, for financial statement presentation purposes, we have presented the Equity Section as if the merger occurred in 2021.

The first significant impact on stockholders’ equity was the issuance of 90,000,000 AGSS shares to the shareholders of Ameriguard Security Services, Inc (the Company) in exchange for 1000 shares of the Company, adding a net increase in common shares outstanding of 89,999,000. Next was the cancelation and conversion of series 675,000 A-1 preferred shares held by AGSS on December 31, 2020. The final result in the total number of shares outstanding is 93,417,302.

The next part of stockholder’s equity impacted was Additional Paid-in Capital. The impact was a reduction of Paid-in Capital of $579,000. This reduction was caused by an $89,999 impact of issuing new shares, a $10,000 impact form the cancelation of preferred shares and finally the $500,000 cost of the Company’s purchase of AGSS, formally Heath Revenue Assurance Holdings, Inc.

There were two other transactions that impacted stockholders’ equity that occurred to the Company’s equity section relating to owner draws and the merger with a related company. As a part of the normal activity of the privately held Company, an S-Corp, shareholders were distributed funds accounted for as Owner Draws. The owner draw accounts were used primarily for taxes paid by the shareholders due to profits of the S-Corp being transferred to their personal returns along with some personal expenses and personal cash needs. For 2021, there was approximately $105,000 posted as Owner draw from historical balances of related party receivables. As part of the preparation for merger these inter-company balances were removed through the owner draw accounts. Total owner draw amounts were $473,238 and $62,824 for December 31, 2022, and 2021 respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The company has a multiple vehicle lease agreement with Enterprise Leasing. As of December 31, 2022, the company had 19 vehicles under lease. The lease agreement includes maintenance services along physical damage insurance. The term of the lease agreement varies based on the date vehicle were leased and the respective terms for each vehicle. The master lease is updated annually and requires annual internal financial reports and company tax return.

NOTE 9 – CONCENTRATION OF SALES

The company generated approximately $24,600,000 and $22,100.000 in guard service revenue for the years 2022 and 2021 respectively. Of the total guard service revenue, approximately 92% was earned from four federal contracts operated by the company. The contracts and their respective terms are as follows:

●	Social Security Administration, NSC	-	September 2022 through September 2027

●	Social security Administration, SSC	-	June 2022 through June 2027

●	Social Security Administration, WBDOC	-	June 2021 through July 2026

●	National Institute of Health- EPA	-	May 2020 through March 2025

NOTE 10 – LITIGATION AND CLAIMS

As of December 31, 2022, there was one employment issue pending. The issue involves a terminated employee alleging discrimination and wrongful termination. A lawsuit has not been filed only a demand letter has been presented. Management has been working with the attorneys to find a reasonable settlement to this dispute without going to trial. After several months of discussion and negotiation it appears that the complaint will be settled for $23,000. It is anticipated that an agreement may be reached by the end of March 2023.

Per Attorney letters received there are no other pending cases or legal matters.

NOTE 11 – INCOME TAXES

Prior to the merger the Company had elected, with the consent of its stockholders, to be treated as an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company’s income. As a result of the merger on December 9, 2022, the S Corporation status ends, and the consolidated 2022 tax return will be filed as a standard corporation. However, due to the losses incurred during the tax year ending 2022, there will be no tax liability for 2022. Therefore, no provision for income taxes has been included in the accompanying financial statements.

NOTE 12 – SUBSEQUENT EVENTS

On March 22, 2023, The Company was notified by the Contracting Officer of National Institute of Health-EPA our contract with them was not continuing and they were invoking the 45 days cancelation clause in the contract. As a result, the company will transition the closure of the contract on or about April 30, 2023. This will reduce on our annual revenue in the amount of approximately $5,122,000 in 2023, along with direct expenses that will be reduced by $4,650,000.

On March 23, 2023, the board of directors approved the purchase of TransportUS, Inc., a California Corporation, with a valuation of approximately $3.72 million, for $3 million. The purchase will be made with restricted common stock only based on market price at the date of closure. Estimated number of shares for purchase is to be 1.5 million. TransportUS Inc. has annual revenues of approximately $4,350,000 with operating net income potential of 10%.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following are our expenses related to our offering:

Securities and Exchange Commission Registration Fee	$
Legal Fees		$25,000.00
Accounting Fees*	$
Printing and Engraving*		$-
Blue Sky Qualification Fees and Expenses*		$-
Transfer Agent Fee*		$-
Miscellaneous*	$
TOTAL	$

*	Estimated costs

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant is a Nevada corporation, and the provisions of the Nevada Revised Statutes will be applicable to the indemnification the Registrant offers to its officers, directors and agents. In its By-laws the Registrant generally agrees to indemnify each person who is a director or officer of the Registrant or serves at the request of a director or officer as a director, officer, employee or agent of another company, in accordance with the Registrant’s By-laws, to the fullest extent permissible by the Nevada Revised Statutes or other applicable laws. In its By-laws the Registrant indicates that, in connection with any such indemnification, it is within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding.

Under the Articles of Incorporation, the By-laws, and the Nevada Revised Statutes, no director of the Registrant will be personally liable to the Registrant or its stockholders for monetary damages, or expenses in defense of an action, for breach of fiduciary duty as a director or by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or serving in such capacity for another entity at the request of the Registrant, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or there is reasonable cause to believe it was unlawful, or (iii) for any transaction from which the director derived an improper personal benefit. The Registrant has the power to purchase and maintain insurance on behalf of any persons potentially eligible for indemnification. The rights to indemnification are also applicable to those persons entitled to such rights by virtue of the Registrant’s consummation of a business combination, including such consummations wherein the Registrant is merged into or reorganized as a new entity.

The foregoing description of available indemnification is a summary only and is qualified in its entirety by the complete terms and provisions of the Nevada Revised Statutes and the Registrant’s Articles of Incorporation and By-laws, filed herewith as exhibits.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Below is a chart of all the shareholders who purchased shares since December 31, 2022.

None.

ITEM 16. EXHIBITS

Exhibit		Incorporated by Reference		Filed Furnished
No.	Exhibit Description	Form	Date	Herewith
2.1	Definitive Share Exchange Agreement	8-K	12/14/2022
3.1	Amended and Restated Articles of Incorporation of AMERIGUARD SECURITY SERVICES, INC. (Nevada)	8-K	12/14/2022
3.2	Amended and Restated Bylaws of AMERIGUARD SECURITY SERVICES, INC. (Nevada)	8-K	12/14/2022
3.3	Articles of Incorporations Ameriguard Security Services, Inc. (Ameriguard)(California)	8-K	12/14/2022
3.4	Bylaws AGS, Inc. (Ameriguard) (California)	8-K	12/14/2022
5.1	Opinion of McMurdo Law Group, LLC, legal counsel
10.1	Promissory Note (Secured by Stock Pledge)	8-K	12/14/2022
10.2	Stock Pledge Agreement	8-K	12/14/2022
23.1	Consent of BF Borgers CPA PC			Filed
23.2	Consent of McMurdo Law Group, LLC (included in Exhibit 5.1)
107	Filing fee schedule			Filed

*	To be filed by amendment.

ITEM 17. UNDERTAKINGS

UNDERTAKINGS

The Registrant undertakes:

1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant is registering securities under Rule 415 of the Securities Act and hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	Include any additional or changed material information on the plan of distribution.

2. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. The undersigned Registrant hereby undertakes that:

A. For determining liability of the undersigned issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned issuer undertakes that in a primary offering of securities of the undersigned issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned issuer relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned issuer or used or referred to by the undersigned issuer;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned issuer or its securities provided by or on behalf of the undersigned issuer; and

iv.	Any other communication that is an offer in the offering made by the undersigned issuer to the purchaser.

B. That for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.”

In the event that a claim for indemnification against such liabilities (other than the payment by the issuer of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized in the Fresno, California on April 10, 2023.

AMERIGUARD SECURITY SERVICES, INC.

By:	/s/ Lawrence Garcia
Lawrence Garcia
Chairman of the Board, Chief Executive Officer, and Principal Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ Lawrence Garcia	Dated: April 10, 2023
Lawrence Garcia Chairman of the Board, Chief Executive Officer, and Principal Executive Officer

/s/ Mike Goossen	Dated: April 10, 2023
Kathy M. Griffin Chief Financial Officer, Director, and Principal Accounting Officer

/s/ Douglas Anderson	Dated: April 10, 2023
Douglas Anderson Director